EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for Accredited Home Lenders Holding Co. and its wholly-owned subsidiaries for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings are defined as income before income taxes and minority interest plus fixed charges less preferred dividend requirements of our consolidated subsidiary. Fixed charges are defined as the sum of interest expensed plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense plus preferred dividend requirements of our consolidated subsidiary.

	Year Ended December 31,
	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges	2.5	3.6	2.7	2.9	1.6